NR12-13	June 15, 2012

Cardero Receives Positive Drill Results,
Sheini Hills Iron Project, Ghana

Update on Sheini Exploration Program

Termination of LOI with TMT

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces receipt of initial drill results from Phase I drilling at the Company’s Sheini Hills Iron Project, Ghana (“Sheini”).

Drillholes 1 to 7 all intersected thick iron mineralization, with individual ironstone horizons up to 53 metres in thickness. The best intersection to date is 30.2 metres grading 45.6% iron and the weighted average grade from all drillholes to date is 36.2% . Ironstone composition is haematite-dominated with a negligible magnetite component.

Drillhole From (m) To (m) thickness (m) Iron Grade (%)

A total of 30 drillholes have been completed to date (Figure 1 - Location Map), and results have been received for the first 7 drillholes only (Table 1, Figure 2, Section 1007170). Drilling completed to the north of this section has intersected thicker iron mineralization, with individual intersections of 125 metres thickness from surface.

SCD-001	0.0	4	4.0	33.0
and	25.0	59.6	34.6	39.4
SCD002	30.0	66.55	36.6	35.0
SCD003	118.0	141.75	23.8	32.5
SCD004	0.0	3.8	3.8	43.1
and	104.4	126.4	22.0	32.4
and	173.0	206.6	33.6	36.5
SCD005	54.3	84.7	30.4	29.9
SCD006	7.6	45.6	38.0	35.7
SCD007	0.0	9.9	9.9	36.2
and	117.1	147.3	30.2	45.6
Weighted average grade				36.2

Table 1: Results from Initial Sheini Drillholes
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

EXPLORATION PROGRAM DETAILS

Phase I exploration at Sheini is targeting two main types of haematite-dominated iron deposits:

-	outcropping haematite ironstones	– hard-rock ironstone outcropping on ridges; and
-	surface haematite ferricretes	– recent deposits, peripheral to the ironstone ridges

Cardero Resource Corp.	- 2 -	June 15, 2012
NR12-13 – Continued

Cardero is undertaking a large multi-faceted exploration program with the aim of calculating an initial resource estimate for part of the Sheini deposit. The Sheini prospecting licences comprise a total strike length of approximately 50km, measured from north to south. The current work program is outlined below:

Airborne Geophysics. A 3,500 line kilometre airborne geophysical survey has been completed and delivery of a final dataset is expected in the coming weeks. On receipt, Cardero’s consulting geophysicist will complete extensive interpretation and modelling aimed at identification of any potential direct shipping ore (“DSO”).

Mapping. Detailed mapping is ongoing aimed at definition of ironstone and iron grade between wide-spaced drill sections.

Diamond Drilling. Diamond drilling is focussed on in situ haematite ironstone ridges over a strike length of 9 kilometres. The ironstone ridges expose ironstones on dip slopes providing potential for very low strip ratios. The ironstones are locally folded (Figure 2) providing locally very thick ironstone intersections in excess of 100m. At total phase I diamond drill program of 10,000m is planned, of which 4,500m (30 holes) has been drilled to date. Detailed drill sections are located 1,600 metres apart, with infill drill sections at 800 metres apart. On section lines, drillholes are spaced approximately 100 metres apart. The Company believes that this drill spacing should be sufficient to provide an inferred resource calculation.

Reverse Circulation Drilling. Reverse Circulation drilling is focussed on peripheral surface ferriciretes (recent haematite-cemented ironstone scree) which occur at surface on the surrounding plains and have been drilled to 19 metres thickness to date. The ferricrete drilling program is reverse circulation drilling, will be up to 7,500m and has just begun. Ferricretes are extensive in the areas peripheral to the ironstone ridges.

Geotechnical. The drill program is aimed at resource definition, rather than exploration, and the collection of detailed geotechnical and engineering data is an integral part of the program.

Metallurgical Testing. Planned metallurgical testing will look at the potential upgrade of ironstones and ferricretes to potentially saleable iron ore products. Since all mineralization is haematite and not magnetite, beneficiation will focus on crushing, grinding and gravity separation. High-intensity magnetic separation may be required for final processing.

Resource Estimate. SRK Consulting has been retained to complete an initial resource estimate. Completion is anticipated to be Q4 2012.

Cardero Resource Corp.	- 3 -	June 15, 2012
NR12-13 – Continued

FIGURE 1: Maps showing Sheini (left) and the Phase I drill program focused in north-central area (right). The drill progr ram is focusing on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron / ferricrete. Section line (Figure 2) is shown in white.

FIGURE 2: Cross-section 1007170N looking north for holes SCD-001 to SCD-007. Analyt tical results fo or iron are represented as bars on right side of drillhole traces. West-directed thrust fa aulting has resulted in a moderate folded geometry. Fault traces and minor displacements have been omitted for clarity (thickening and thinning of the ironstone is most likely related to faulting). Ironstones sub-cropping on dip-slopes (central and eastern zones) provide excellent potential for zero-strip extraction zones.

Cardero Resource Corp.	- 4 -	June 15, 2012
NR12-13 – Continued

TERMINATION OF LETTER OF INTENT WITH TMT

The Company also announces that it has been advised by its subsidiary, Cardero Iron Ore (BVI) Ltd. (the “Vendor”) that on June 14, 2012 the Vendor and T.M.T. Resources Inc. (“TMT”) mutually agreed to terminate the Letter of Intent dated April 20, 2012 between the Vendor and TMT with respect to the sale by the Vendor to TMT of Cardero Iron Ore Ghana (BVI) Ltd., the parent of Cardero Ghana Ltd. which was previously disclosed in Cardero’s news release of April 30, 2012.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control was further assured by the use of international and in-house standards. Blind certified reference material was inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Cardero Resource Corp.	- 5 -	June 15, 2012
NR12-13 – Continued

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the ultimate nature and required expenditures of the work programs under the prospecting licenses; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.